SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Athenex, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

04685N103
(CUSIP Number)

Ben Tang and Frankie Chan
10/F., Fung House
19-20 Connaught Road Central
Hong Kong
Telephone: (852) 2526 0668
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 13 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04685N103	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
Song-Yi Zhang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,500

	8	SHARED VOTING POWER
8,005,478

	9	SOLE DISPOSITIVE POWER
160,500

	10	SHARED DISPOSITIVE POWER
8,005,478

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,165,978 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes 211,404 Shares the Reporting Person has the right to acquire upon the exercise of stock options.  See Item 3 herein for the vesting schedule of these stock options.

CUSIP No. 04685N103	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
Mui Bong How Tammy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,823,660 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,823,660 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,823,660 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes 54,904 Shares the Reporting Person has the right to acquire upon the exercise of stock options.  See Item 3 herein for the vesting schedule of these stock options.

CUSIP No. 04685N103	SCHEDULE 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
Beansprouts Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,823,660 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,823,660 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,823,660 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1) This amount includes 54,904 Shares the Reporting Person has the right to acquire upon the exercise of stock options.  See Item 3 herein for the vesting schedule of these stock options.

CUSIP No. 04685N103	SCHEDULE 13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
Mandra Medical Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,536,484 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,536,484 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,536,484

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1) This amount includes 54,904 Shares the Reporting Person has the right to acquire upon the exercise of stock options.  See Item 3 herein for the vesting schedule of these stock options.

CUSIP No. 04685N103	SCHEDULE 13D	Page 6 of 13 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Athenex, Inc., a company incorporated in the State of Delaware (“the Issuer”), whose principal executive offices are located at 1001 Main Street, Suite 600 Buffalo, NY 14203.

Item 2.	IDENTITY AND BACKGROUND

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Song-Yi Zhang (“Mr. Zhang”);
2. Mui Bing How Tammy (“Ms. Mui”);
3. Beansprouts Limited (“Beansprouts”); and
4. Mandra Medical Limited (“Mandra Medical”).

The address  of both Mr. Zhang and Ms. Mui is Flat 8A, Magazine Court, 5-7 Magazine Gap Road, Hong Kong.  The registered address of both Beansprouts and Mandra Medical is 3rd Floor, J&C Building, P.O. Box 933, Road Town, Tortola, British Virgin Islands VG1110.

Mr. Zhang and Ms. Mui are citizens of Hong Kong, and are both merchants. Each of Beansprouts and Mandra Medical are investment holding companies incorporated in the British Virgin Islands.

This Schedule 13D relates to Shares held directly by Mr. Zhang, Mandra Medical, Mandra Health Limited (“Mandra Health”), Avalon Biomedical (Management) Limited (“Avalon Biomedical”) and iBase Limited (‘iBase”).  Each of Mandra Medical and Mandra Health are wholly-owned subsidiaries of Beansprouts, for which Mr. Zhang and Ms. Mui are the sole shareholders and Mr. Zhang is the sole director. Mr. Zhang also serves as the sole director of each of Mandra Medical and Mandra Health.  Avalon Biomedical is an indirect wholly-owned subsidiary of Avalon Global Holdings Limited (“Avalon Global”).  Mr. Zhang and Ms. Mui together indirectly own all of the outstanding interests in Mandra Medical, which owns 30% of the outstanding interests in Avalon Global. Mr. Zhang also serves on the board of directors of Avalon Global. In such capacities, Mr. Zhang and Ms. Mui have shared voting and dispositive power with respect to the shares held by Mandra Medical, Mandra Health and Avalon Biomedical.  In addition, Mr. Zhang is the sole director and shareholder of iBase Limited (“iBase”) and may be deemed to have shared voting and dispositive power with respect to the shares held by iBase.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 04685N103	SCHEDULE 13D	Page 7 of 13 Pages

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds used for the purchase of the 4,000 Shares directly held by Mr. Zhang came directly from Mr. Zhang’s personal funds.  On May 18, 2015, Mr. Zhang was granted the option to purchase 80,000 Shares at an exercise price of $7.50 and with an expiration date of May 18, 2025 (the “May 18, 2015 Stock Option”).  The May 18, 2015 Stock Option fully vested on May 18, 2016.  On October 17, 2015, Mr. Zhang was granted the option to purchase 48,000 Shares at an exercise price of $9.00 and with an expiration date of October 17, 2025 (the “October 17, 2015 Stock Option”).  The October 17, 2015 Stock Option vests in two equal annual installments beginning on October 17, 2016.  On June 19, 2017, Mr. Zhang was granted the option to purchase 28,500 Shares at an exercise price of $11.00 and with an expiration date of June 19, 2027 (the “June 19, 2017 Stock Option”).  The June 19, 2017 Stock Option vests in four equal installments beginning on June 19, 2018.

The funds used for the purchase of 6,802,700 Shares (including the 227,273 Shares mentioned in the following sentence) directly held by Mandra Medical and 287,176 Shares directly held by Mandra Health came from their respective working capital.  Mandra Medical paid a total of $2,000,000 to acquire a Convertible Loan which converted into 227,273 Shares on June 19, 2017.

The purchase of 181,818 Shares directly held by iBase were made using funds from iBase’s working capital.

The purchase of 678,880 Shares held by Avalon Biomedical were made using funds from Avalon Biomedical’s working capital.  On July 12, 2015, Avalon Biomedical was granted the option to purchase 54,904 Shares at an exercise price of $9.00 and with an expiration date of July 17, 2025 (the “July 12, 2015 Stock Option”).  The July 12, 2015 Stock Option vests in three equal annual installments beginning on July 17, 2016.

Item 4.	PURPOSE OF TRANSACTION

The securities covered by this statement were acquired for investment purposes.

CUSIP No. 04685N103	SCHEDULE 13D	Page 8 of 13 Pages

Mr. Zhang is a member of the Issuer’s Board of Directors (the “Board”), and serves on the Compensation Committee of the Board.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, decide to: (i) purchase additional Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, options or other securities now beneficially owned or hereafter acquired by them; and (iii) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), below.

Also, consistent with the above, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Other than as described above, the Reporting Persons have no plans or proposals that would result in:

a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	any material change in the present capitalization or dividend policy of the Issuer;

f)	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any

CUSIP No. 04685N103	SCHEDULE 13D	Page 9 of 13 Pages

changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)	any action similar to any of those enumerated above.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)

As of June 28, 2017, Mr. Zhang may be deemed to be the beneficial owner of 8,165,978 Shares (approximately 14.3% of the total number of Shares outstanding).  These Shares are held for the following accounts:
A. 4,000 Shares directly held by Mr. Zhang and 156,500 Shares Mr. Zhang has the right to acquire upon the exercise of stock options;
B. 6,802,700 Shares held for the account of Mandra Medical;
C. 287,176 Shares held for the account of Mandra Health;
D. 181,818 Shares held for the account of iBase; and
E. 678,880 Shares held for the account of Avalon Biomedical and 54,904 Shares Avalon Biomedical has the right to acquire upon the exercise of stock options.

As of June 28, 2017, Ms. Mui may be deemed to be the beneficial owner of 7,823,660 Shares (approximately 13.7% of the total number of Shares outstanding).  These Shares are held for the following accounts:
A. 6,802,700 Shares held for the account of Mandra Medical;
B. 287,176 Shares held for the account of Mandra Health;
C. 678,880 Shares held for the account of Avalon Biomedical and 54,904 Shares Avalon Biomedical has the right to acquire upon the exercise of stock options.

As of June 28, 2017, Beansprouts may be deemed to be the beneficial owner of 7,823,660 Shares (approximately 13.7% of the total number of Shares outstanding).  These Shares are held for the following accounts:
A. 6,802,700 Shares held for the account of Mandra Medical;
B. 287,176 Shares held for the account of Mandra Health;
C. 678,880 Shares held for the account of Avalon Biomedical and 54,904 Shares Avalon Biomedical has the right to acquire upon the exercise of stock options.

As of June 28, 2017, Mandra Medical may be deemed to be the beneficial owner of 7,536,484 Shares (approximately 13.2% of the total number of Shares outstanding).  These Shares are held for the following accounts:
A. 6,802,700 Shares held for the account of Mandra Medical;

CUSIP No. 04685N103	SCHEDULE 13D	Page 10 of 13 Pages

B. 287,176 Shares held for the account of Mandra Health;
C. 678,880 Shares held for the account of Avalon Biomedical and 54,904 Shares Avalon Biomedical has the right to purchase.

As of June 28, 2017, Mandra Medical may be deemed to be the beneficial owner of 7,536,484 Shares (approximately 13.2% of the total number of Shares outstanding).  These Shares are held for the following accounts:
A. 6,802,700 Shares held for the account of Mandra Medical;
B. 678,880 Shares and 54,904 Shares Avalon Medical has the right to acquire upon the exercise of stock options.

The foregoing beneficial ownership percentage is based on 56,959,543 shares of Common Stock outstanding as of June 26, 2017, based on information provided by the Issuer.

	Mr. Zhang
(b)	(i)	Sole power to vote or direct the vote:	160,500

	(ii)	Shared power to vote or direct the vote:	8,005,474

	(iii)	Sole power to dispose or direct the disposition of:	160,500

	(iv)	Shared power to dispose or direct the disposition of:	8,005,478

Ms. Mui
(i)	Sole power to vote or direct the vote:	0

(ii)	Shared power to vote or direct the vote:	7,823,660

(iii)	Sole power to dispose or direct the disposition of:	0

(iv)	Shared power to dispose or direct the disposition of:	7,823,660

Beansprouts
(i)	Sole power to vote or direct the vote:	0

(ii)	Shared power to vote or direct the vote:	7,823,660

(iii)	Sole power to dispose or direct the disposition of:	0

(iv)	Shared power to dispose or direct the disposition of:	7,823,660

Manda Medical
(i)	Sole power to vote or direct the vote:	0

(ii)	Shared power to vote or direct the vote:	7,536,484

(iii)	Sole power to dispose or direct the disposition of:	0

(iv)	Shared power to dispose or direct the disposition of:	7,536,484

(c)	During the past 60 days, the following transactions were effected by the Reporting Persons directly with the Issuer in connection with the Issuer’s initial public offering.

CUSIP No. 04685N103	SCHEDULE 13D	Page 11 of 13 Pages

Trade Date	Reporting Person	Transaction	Quantity	Price per Share (in USD)
June 19, 2017	Mr. Zhang	Granted Stock Option (Right to Buy)	28,500	$0
June 19, 2017	Mandra Medical	Deemed to Purchase Convertible Loan	227,273	$2,000,000
June 19, 2017	Mandra Medical	Convertible Loan Converted into Shares	227,273	$0
June 19, 2017	Mandra Medical	Purchase Shares	146,819	$11
June 19, 2017	iBase	Purchase Shares	181,818	$11

(d)
Certain other individuals who indirectly have a controlling interest in Avalon Global, the indirect parent of Avalon Biomedical, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Avalon Biomedical.

(e)	This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Item 3 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to any securities of the Issuer.

Each of the May 18, 2015 Stock Option, the October 17, 2015 Stock Option, and the July 12, 2015 Stock Option were issued under the 2013 Common Stock Option Plan and Form of Stock Option Agreement, incorporated herein as Exhibit IV.

The June 19, 2017 Stock Option was issued under the 2017 Omnibus Incentive Plan incorporated herein as Exhibit V.

CUSIP No. 04685N103	SCHEDULE 13D	Page 12 of 13 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit I:	The Power of Attorney filed as Exhibit 24.1 to the Form 3 filed by Mr. Zhang on June 13, 2017 is incorporated herein by reference.

Exhibit II:	The Power of Attorney filed as Exhibit 24.2 to the Form 3 filed by Ms. Mui on June 13, 2017 is incorporated herein by reference.

Exhibit III:	The Power of Attorney filed as Exhibit 24.3 to the Form 3 filed by Beansprouts and Mandra Medical on June 13, 2017 is incorporated herein by reference.

Exhibit IV:	The 2013 Common Stock Option Plan and Form of Stock Option Agreement filed as Exhibit 10.4 in the Issuer’s Form S-1 filed on May 12, 2017 is incorporated herein by reference.

Exhibit V:	The 2017 Employee Stock Purchase Plan filed as Exhibit 10.5 in the Issuer’s amended Form S-1 filed on June 2, 2017 is incorporated herein by reference.

CUSIP No. 04685N103	SCHEDULE 13D	Page 13 of 13 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: June 29, 2017

Song-Yi Zhang, By: /s/ Nick Riehle, attorney-in-fact

Mui Bing How Tammy, By: /s/ Nick Riehle, attorney-in-fact

Mandra Medical Limited, By: /s/ Song-Yi Zhang, Director, By: /s/ Nick Riehle, attorney-in-fact

Beansprouts Limited, By: /s/ Song-Yi Zhang, Director, By: /s/ Nick Riehle, attorney-in-fact